UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: August 16, 2010
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
In the lawsuit filed by Satyam Computer Services Limited (Mahindra Satyam) (the “Company”) against Upaid Systems Ltd. (Upaid), the Supreme Court of the State of New York has granted the motion brought by the Company for summary judgment on its complaint declaring the rights between the parties under the Settlement Agreement. The Court adjudged and declared that the Settlement Agreement requires that Upaid must cooperate with the Escrow Agent (IDBI Bank Ltd.) to allow the Escrow Agent to withhold any applicable taxes from the $70 million Settlement Amount. The Court denied the motion brought by Upaid for summary judgment for a declaration that it is entitled to receive the total Settlement Amount of $70 million from the Company in satisfaction of Settlement Agreement, net of taxes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: August 16, 2010	Name:	G. Jayaraman
Company Secretary